Exhibit 99.3

FANG HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)
(NYSE: SFUN)

FORM OF PROXY FOR ANNUAL GENERAL MEETING
(or any adjourned or postponed meeting thereof)
to Be Held on December 20, 2017

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of Fang Holdings Limited, a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding Class A and Class B ordinary shares of the Company, par value HK$1.00 per share (collectively, the “Ordinary Shares”) to be exercised at the Annual General Meeting of the Company (the “AGM”) to be held at Block A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, The People’s Republic of China on December 20, 2017 at 10:30 a.m. (local time), and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the “AGM Notice”). This Form of Proxy and the accompanying AGM Notice are first being mailed to the shareholders of the Company on or about November 24, 2017.

Only the holders of record of the Ordinary Shares at the close of business on November 20, 2017 (the “Record Date”) are entitled to notice of and to vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes. Shares underlying the Company’s American depositary shares (“ADSs”) are Class A ordinary shares. Five ADSs represent one Class A ordinary share. Holders of ADSs who wish to exercise their voting rights for the underlying Class A shares must act through JPMorgan Chase Bank, N.A., the depositary of the Company’s ADS program. As of the close of business on the Record Date, we expect that 64,280,538 Class A ordinary shares (including Class A ordinary shares underlying ADSs) and 24,336,650 Class B ordinary shares are outstanding.

The quorum of the AGM is two shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing shares carrying a majority of the rights to vote of all rights of all shares entitled to attend and vote at the AGM throughout the AGM.

1

Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he has indicated he will vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at the offices of Offshore Incorporations (Cayman) Limited, Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman, KY1-1112, Cayman Islands, with a copy delivered to its principal executive offices at Block A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, The People’s Republic of China or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s principal executive offices (to the attention of: Hua Lei ) at Block A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, The People’s Republic of China as soon as possible so that it is received by the Company not less than 48 hours before the time appointed for holding the AGM.

2

FANG HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)
(NYSE: SFUN)

FORM OF PROXY FOR ANNUAL GENERAL MEETING
to Be Held on December 20, 2017
(or any adjourned or postponed meeting thereof)

I/We________________________________________________________________[insert name] of
_____________________________________________________________________[insert address]
being the registered holder of ____________________ Class ___ ordinary shares 1, par value HK$1.00 per share, of Fang Holdings Limited (the “Company”) hereby appoint the Chairman of the Annual General Meeting (the “Chairman”) 2 or _____________________________________ of
_________________________________________________________________________________
as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at Block A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, The People’s Republic of China, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, in his or her discretion 3.

RESOLUTION:	The ordinary resolution as set out in the Notice of Annual General Meeting regarding the re-election of Mr. Jingbo Wang as a director of the board of directors (the “Board”) of the Company.

☐ FOR	☐ AGAINST	☐ ABSTAIN

RESOLUTION:	The ordinary resolution as set out in the Notice of Annual General Meeting regarding the re-election of Mr. Mingqiang Bi as an independent director of the Board and a member of the audit committee of the Board.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Dated ______________________, 2017	Signature(s)[4] ________________________

1.	Please insert the number and class of shares registered in your name(s) to which this proxy relates. If no number or class is inserted, this Form of Proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2.	If any proxy other than the Chairman is preferred, strike out the words “the Chairman of the Annual General Meeting” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

3

3.	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE BOX MARKED “AGAINST”.IF YOU WISH TO ABSTAIN FROM VOTING ON THE RESOLUTION, TICK THE BOX MARKED “ABSTAIN”. The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the proxy will vote the shares in his or her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the Chairman acts as proxy and is entitled to exercise his discretion, he has indicated his intent to vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Your proxy will also be entitled to vote or abstain at his or her discretion on any amendment to the resolution referred to in the AGM Notice which has been properly put to the AGM.

4.	This Form of Proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under the hand of an officer or attorney duly authorized to sign the same.

4